RECEIVED
2008 DEC -2 A 4:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Abbey Capital

1-2 Cavendish Row, Upper O'Connell Street, Dublin 1

Telephone: 353-1-828 0400
Fax: 353-1-828 0499
Email: info@abbeycapital.com
Website: www.abbeycapital.com

[redacted]

08006076

Office of International Corporate Finance
Mail Stop 3628
U.S. SEC
100 F. Street North East
Washington DC
20549
USA

PROCESSED
DEC 03 2008
THOMSON REUTERS

SUPPL

19 November 2008

Re: Submission of Abbey Capital Multi-Manager Fund Ltd, file number 082/35211

Dear Sir/Madam,

Please find enclosed the following reports for the Abbey Capital Multi-Manager Fund Ltd, covering the period October 1st to October 31st 2008.

- Monthly Performance Report for October.
- Daily NAV's for the Abbey Capital Multi-Manager Fund Ltd for October

Also included is a copy of the **Q3 2008 Quarterly Performance Statement** covering the period July 1 to September, 2008.

Please do not hesitate to contact me directly should you have any additional questions.

Can you please confirm if it possible to send this information by email going forward. If this would be possible, please contact me at pcarney@abbeycapital.com or call 00353 18280 410.

Kind Regards,

Peter Carney
Chief Financial Officer
Abbey Capital Ltd

AbbeyCapital

Abbey Capital Multi-Manager Fund

Monthly Performance Update October 2008 +12.2%, +27.8% Year-to-date

Summary

The ACL Alternative Fund and the managed futures industry have again delivered strong returns in a severe equity bear market, providing diversified returns at the time that they are most needed. The Abbey Capital Multi-Manager Fund gained +12.2% in October and is +27.8% year-to-date. This has been the strongest monthly return for the Fund, while the S&P 500 had its worst monthly performance since 1987. Managed futures has been one of the few alternative investments to provide strong performance this year, highlighting its important role in efficient portfolio management.

Managed futures, due to the liquidity of the instruments traded, has remained open for business-as-usual during this difficult market period. Managers have reduced position size to cater for the large increase in volatility and also diversified positions across a range of market sectors and contracts. However, they remain ready to capture existing and emerging trends in the current environment.

ACL Alt* - Pro Forma Monthly Rates of Return (commencing Dec 1, 2000)

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	YTD
2000	-	-	-	-	-	-	-	-	-	-	-	8.7%	[illegible]
2001	-2.0%	2.2%	6.0%	-5.4%	-0.1%	-1.7%	2.0%	5.6%	6.8%	9.5%	-11.7%	-0.2%	[illegible]
2002	-1.8%	-2.7%	3.1%	-2.7%	-1.5%	10.4%	4.7%	4.7%	5.3%	-7.3%	-1.8%	6.8%	[illegible]
2003	4.5%	8.2%	-7.9%	0.8%	7.0%	-5.0%	-1.2%	-1.1%	-1.2%	2.5%	1.0%	5.8%	13.0%
2004	0.6%	7.0%	-0.4%	-6.1%	-2.4%	-4.5%	-2.0%	-2.3%	2.0%	1.1%	1.5%	-0.6%	[illegible]
2005	-5.2%	0.0%	0.5%	-3.0%	2.5%	3.6%	-0.0%	1.8%	2.5%	-1.9%	7.7%	0.8%	9.0%
2006	5.3%	-3.1%	3.4%	7.2%	-0.7%	-3.1%	-3.0%	1.0%	-2.4%	2.1%	2.3%	2.9%	[illegible]

ACMMF - Monthly Rates of Return (commencing Jan 1, 2007)

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	YTD
2007	1.3%	-5.0%	-2.3%	4.6%	2.2%	3.2%	-5.3%	-5.6%	6.1%	5.2%	-0.9%	1.6%	4.2%
2008	3.7%	10.1%	-0.8%	-2.2%	2.2%	5.9%	-8.3%	-1.6%	5.4%	12.2%	-	-	27.8%

Figure for October 2008 is estimated

The ACMMF commenced trading in Jan 07, investing solely in the ACL Alternative Fund. The above rate of return figures for the ACL Alt Pro Forma are based on the actual performance of the ACL Alternative program (from Dec 00-Jan 02) and the ACL Alternative Fund (from Jan 02 to Dec 06), adjusted for the fees of the ACMMF and interest. Table 1 shows Pro Forma interest from Dec 00 - April 01 and actual interest from May 01 onwards. The performance figure for Jan 02 includes the program's return figure (1st Jan - 30th Jan) of -1.69% and fund's return figure (31st Jan) of 0.09%.

In October, tightening credit markets and heightened expectations of a global recession brought a sharp increase in market volatility as governments introduced further measures to restore stability.

Financial institutions' problems continued, with some European governments guaranteeing deposits and part-nationalising banks. In the US, agreement on the $700bn bank rescue plan enables the Treasury to buy bad assets from financial companies and purchase equity in banks. Central banks across the globe injected liquidity into interbank markets and made coordinated cuts to interest rates.

Tighter credit markets were reflected in the sharply higher borrowing rates. The TED spread, the difference between what the interbank and the US Treasury 3-month borrowing rate, widened to a record 4.64% on October 10th, but narrowed to 2.59% at month-end as central bank intervention began to take effect. Uncertainty saw equity markets finish sharply lower, while the USD and JPY rallied against the majors on a reversal in carry trade activity. Commodity prices fell with crude oil suffering its biggest monthly decline on record.

Equity

Global indices suffered heavy losses on concerns that a widespread recession will lead to corporate bankruptcies and a sharp fall in profits. The S&P 500 fell sharply to close down -16.9%, its worst month since October 1987, despite rallying +10.5% in the last week of October. European indices also ended sharply lower, with the FTSE losing -10.7%, the CAC declining -13.5% and the DAX closing -14.5% lower. In Asia the Nikkei 225 recorded its worst month ever, falling -23.8%.

FX

Risk aversion and portfolio deleveraging saw the lower-yielding USD and JPY rally strongly as investors covered losses funded in these currencies. Concerns about a recession in Europe saw the USD strengthen to its highest level in over two years against the EUR at 1.2331 and to a 6-year high against the GBP. The JPY, the primary carry trade funding currency, strengthened to a 13-year high of 90.93 against the USD and to a record high against the EUR.

Energy

Energy prices fell with crude oil down -32.6%, its biggest decline since NYMEX began trading in 1983. Risk aversion, the stronger USD and concerns that a deep global recession will dampen demand drove the declines. The October price opened at $101.9 and fell steeply to close at $67.8, touching a 17-month low at $61.3.

Performance Analysis

	ACL Alt® Pro Forma Performance	ACMMF
	Dec-00 to Dec-06	Jan-07 to Oct-08
Cumulative Return	78.2%	33.2%
Annualised ROR	[illegible]	[illegible]
Largest Monthly Gain	10.4%	12.2%
Largest Monthly Loss	-11.7%	-8.3%
Annualised Volatility	15.2%	17.9%
Maximum Drawdown	-19.8%	-10.6%
Sharpe Ratio	0.5	0.8

The ACMMF commenced trading in Jan 07, investing solely in the ACL Alternative Fund. The above performance figures for the ACL Alt Pro Forma are based on the actual performance of the ACL Alternative Program (from Dec 00-Jan 02) and the ACL Alternative Fund (from Jan 02 to Dec 06), adjusted for the fees of the ACMMF and interest.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

**The ACL Alternative Fund (hereinafter the "ACL Alt") commenced as a program on 1 Dec 00 and was launched as a fund on 31Jan 02.*

Financials

Bond prices finished generally flat in choppy trading. Lower global interest rates and safe haven buying provided a support for prices, but gains were capped as the US government sold additional notes and on evidence of easing credit market conditions.

Agriculture and Metals

Commodity prices closed with steep declines on risk aversion and fears of lower demand. The LME index of six industrial metals fell over -28%, as copper and aluminium prices declined sharply toward three year lows. Agricultural prices also fell sharply, with corn and soybean prices incurring double-digit losses.

Trading Style Analysis

Eighteen of the ACL Alternative's 20 managers were positive in October. All trading styles recorded gains. Trendfollowing was the main driver of performance making strong gains from the equity indices, FX and base metals sectors. Short exposure to equity indices and long USD exposure also proved profitable for short-term systematic strategies. Specialist FX managers made strong gains on EUR/JPY trading, while the weakening Norwegian krone was the most profitable contract for Value strategies. Macro strategies rounded off the positive month with most gains deriving from the fixed income sector.

Correlation Table

Monthly Returns

ACL Alt* | ACMMF

Pro Forma Monthly Returns

	Dec-00 to Dec-06	Jan-07 to Oct-08
S&P 500	-0.3	-0.4
CISDM CTA Asset Weighted Index	0.9	0.9
MSCI World (gross local)	-0.3	-0.4

The ACMMF commenced trading in Jan 07, investing solely in the ACL Alternative fund. The above month returns for the ACL Alt Pro Forma are based on the actual performance of the ACL Alternative program (from Dec 00-Jan 02) and the ACL Alternative fund (from Jan 02 to Dec 06), adjusted for the fees of the ACMMF and interest. The performance figure for the CISDM CTA Asset Weighted Index is estimated for the current month as the data was not available at the time of print.
Source: S&P500, MSCI World & CISDM Bloomberg.

Market Sector % Gross Trading Profit & Loss Attribution based on the performance of the ACL Alternative Fund for October '08*


4.00%
3.50%
3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
-0.50%
-1.00%
Cumulative Gross Trading P&L
Currency - emerging markets
Currency - majors
Energy
Equity indices
Grains
LT Financial
Meats
Metals - Base
Metals - Precious
Softs
ST Financial
Market Sector

*The above graph shows gross figures, excluding interest and fees.

For additional information please contact UBS Alternative Investments U.S. at 800-486-2608

Abbey Capital Multi-Manager Fund Ltd
Daily asset value calculation
US $ Share Class A (in US$)

31-Oct-08

Submission of Abbey Capital Multi-Manager Fund, file number 082/35211

Date	Unit Value	
30-Sep-08	118.77	FINAL
1-Oct-08	118.66	*(estimate)*
2-Oct-08	121.60	*(estimate)*
3-Oct-08	121.82	*(estimate)*
6-Oct-08	127.09	*(estimate)*
7-Oct-08	126.68	*(estimate)*
8-Oct-08	128.09	*(estimate)*
9-Oct-08	127.10	*(estimate)*
10-Oct-08	129.90	*(estimate)*
13-Oct-08	127.71	*(estimate)*
14-Oct-08	126.72	*(estimate)*
15-Oct-08	129.77	*(estimate)*
16-Oct-08	131.08	*(estimate)*
17-Oct-08	130.00	*(estimate)*
20-Oct-08	129.45	*(estimate)*
21-Oct-08	130.71	*(estimate)*
22-Oct-08	133.79	*(estimate)*
23-Oct-08	134.37	*(estimate)*
24-Oct-08	136.46	*(estimate)*
27-Oct-08	136.68	*(estimate)*
28-Oct-08	135.37	*(estimate)*
29-Oct-08	133.32	*(estimate)*
30-Oct-08	133.28	*(estimate)*
31-Oct-08	133.22	FINAL

AbbeyCapital

1-2 Cavendish Row,
Dublin 1, Ireland

tel: 353-1-828 0400
fax: 353-1-828 0499
web: www.abbeycapital.com

Abbey Capital Multi-Manager Fund Limited

Chancery Hall, 52 Reid Street, Hamilton, HM12, Bermuda

Shareholder Details

Shareholder Name:

Shareholder Address:

Abbey Capital Contact Details

Peter Carney

Telephone:	+353 1 828 0410
Fax:	+353 1 828 0499
E-mail	pcarney@abbeycapital.com

Fund's Change in Net Asset Value

	Amount
Net Asset Value, 30 June 2008	$50,848,637
Net Capital Activity during Period	$29,253,134
Net Income / (Loss)	-$2,137,821
Net Asset Value, 30 September 2008	$77,963,950
NAV per Share, 30 September 2008 - US$ Share Class	$118.77

Oath

I hereby affirm that to the best of my knowledge and belief, the information contained in this statement is accurate and complete.

Tony Gannon
Chief Executive Officer
Abbey Capital Limited

Commodity Pool Operator:	Abbey Capital Limited
Commodity Pool:	Abbey Capital Multi-Manager Fund Limited

Abbey Capital

1-2 Cavendish Row, Upper O'Connell Street, Dublin 1

Telephone: 353-1-828 0400
Fax: 353-1-828 0499
Email: info@abbeycapital.com
Website: www.abbeycapital.com

Office of International Corporate Finance
Mail Stop 3628
U.S. SEC
100 F. Street North East
Washington DC
20549
USA

19 November 2008

Re: Submission of ACL Alternative Fund Ltd, file number 082/34999

Dear Sir/Madam,

Please find enclosed the following reports for the ACL Alternative Fund, covering the period October 1st to October 31st 2008.

- Monthly Performance Report for October.
- Daily NAV's for the ACL Alternative Fund for October.

Also included is a copy of the Q3 **2008 Quarterly Performance Statement** covering the period July 1 to September 30, 2008.

Please do not hesitate to contact me directly should you have any additional questions.

Can you please confirm if it possible to send this information by email going forward. If this would be possible, please contact me at pcarney@abbeycapital.com or call 00353 18280 410.

Kind Regards,

Peter Carney
Chief Financial Officer
Abbey Capital Ltd

Abbey Capital

1-2 Cavendish Row
Dublin 1
Ireland
Phone: 353 1 828 0400
Fax: 353 1 828 0499

ACL Alternative Program USD Share Class A

Monthly Performance Update October 2008 **+12.8%, +31.3% Year-to-date**

Summary

The ACL Alternative Fund and the managed futures industry have again delivered strong returns in a severe equity bear market, providing diversified returns at the time that they are most needed. The ACL Alternative Fund USD Share Class A gained +12.8% in October and is +31.3% year-to-date. This has been the strongest monthly return for the Fund, while the S&P 500 had its worst monthly performance since 1987. Managed futures has been one of the few alternative investments to provide strong performance this year, highlighting its important role in efficient portfolio management.

Managed futures, due to the liquidity of the instruments traded, has remained open for business-as-usual during this difficult market period. Managers have reduced position size to cater for the large increase in volatility and also diversified positions across a range of market sectors and contracts. However, they remain ready to capture existing and emerging trends in the current environment.

ACL Alternative Program Monthly Rates of Return ($ Class A)

(commencing 1st December 2000)

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	YTD
2000	-	-	-	-	-	-	-	-	-	-	-	8.8%	8.8%
2001	-1.8%	2.4%	6.1%	-5.2%	0.1%	-1.6%	2.2%	5.8%	7.0%	9.7%	-11.5%	-0.0%	11.8%
2002	-1.6%	-2.5%	3.2%	-2.6%	-1.4%	10.6%	4.8%	4.8%	5.5%	-7.2%	-1.7%	6.9%	19.0%
2003	4.6%	8.4%	-7.7%	1.0%	7.2%	-4.8%	-1.0%	-0.9%	-1.0%	2.7%	1.2%	6.0%	15.3%
2004	0.7%	7.1%	-0.3%	-5.9%	-2.3%	-4.3%	-1.8%	-2.2%	2.1%	1.3%	1.7%	-0.4%	-4.8%
2005	-5.0%	0.2%	0.7%	-2.8%	2.6%	3.8%	0.1%	1.9%	2.7%	-1.7%	7.9%	0.9%	11.3%
2006	5.5%	-2.9%	3.5%	7.3%	-0.6%	-2.9%	-2.9%	1.2%	-2.2%	2.3%	2.5%	3.1%	14.1%
2007	1.5%	-4.8%	-2.1%	4.8%	2.4%	3.4%	-4.5%	-5.4%	6.4%	5.5%	-0.7%	1.8%	7.6%
2008	4.1%	10.3%	-0.6%	-2.0%	2.4%	6.1%	-7.9%	-1.5%	5.7%	12.8%	-	-	31.3%

Figure for October 2008 is estimated

The Program commenced in December 2000 and was launched as a fund in January 2002. It allocates to a group of external Alternative Investment Managers. The performance figures shown are net of all fees and interest is included (pro-forma interest from December 2000 to April 2001 actual interest received thereafter)

In October, tightening credit markets and heightened expectations of a global recession brought a sharp increase in market volatility as governments introduced further measures to restore stability.

Financial institutions' problems continued, with some European governments guaranteeing deposits and part-nationalising banks. In the US, agreement on the $700bn bank rescue plan enables the Treasury to buy bad assets from financial companies and purchase equity in banks. Central banks across the globe injected liquidity into interbank markets and made coordinated cuts to interest rates.

Tighter credit markets were reflected in the sharply higher borrowing rates. The TED spread, the difference between what the interbank and the US Treasury 3-month borrowing rate, widened to a record 4.64% on October 10th, but narrowed to 2.59% at month-end as central bank intervention began to take effect. Uncertainty saw equity markets finish sharply lower, while the USD and JPY rallied against the majors on a reversal in carry trade activity. Commodity prices fell with crude oil suffering its biggest monthly decline on record.

Equity

Global indices suffered heavy losses on concerns that a widespread recession will lead to corporate bankruptcies and a sharp fall in profits. The S&P 500 fell sharply to close down -16.9%, its worst month since October 1987, despite rallying +10.5% in the last week of October. European indices also ended sharply lower, with the FTSE losing -10.7%, the CAC declining -13.5% and the DAX closing -14.5% lower. In Asia the Nikkei 225 recorded its worst month ever, falling -23.8%.

FX

Risk aversion and portfolio deleveraging saw the lower-yielding USD and JPY rally strongly as investors covered losses funded in these currencies. Concerns about a recession in Europe saw the USD strengthen to its highest level in over two years against the EUR at 1.2331 and to a 6-year high against the GBP. The JPY, the primary carry trade funding currency, strengthened to a 13-year high of 90.93 against the USD and to a record high against the EUR.

Continued overleaf...

Performance Analysis

(as at 31st October 2008)

	ACL Alternative Program USD Share Class A (1st Dec 2000)	ACL Alternative Fund USD Share Class A (31st Jan 2002)
Cumulative Return	185.2%	138.5%
Annualised ROR	14.1%	13.6%
Largest Monthly Gain	12.8%	12.8%
Largest Monthly Loss	-11.5%	-7.9%
Annualised Volatility	15.8%	15.0%
Volatility from Nov 2003	14.3%	14.3%
Maximum Drawdown	-17.8%	-17.8%
Sharpe Ratio	0.7	0.7

The ACL Alternative Program started 1st December 2000 and fund was launched on 31st January 2002

PAST PEFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

Abbey Capital
1-2 Cavendish Row
Dublin 1
Ireland
Phone: 353 1 828 0400
Fax: 353 1 828 0499

Energy
Energy prices fell with crude oil down -32.6%, its biggest decline since NYMEX began trading in 1983. Risk aversion, the stronger USD and concerns that a deep global recession will dampen demand drove the declines. The October price opened at $101.9 and fell steeply to close at $67.8, touching a 17-month low at $61.3.

Financials
Bond prices finished generally flat in choppy trading. Lower global interest rates and safe haven buying provided a support for prices, but gains were capped as the US government sold additional notes and on evidence of easing credit market conditions.

Agriculture and Metals
Commodity prices closed with steep declines on risk aversion and fears of lower demand. The LME index of six industrial metals fell over -28%, as copper and aluminium prices declined sharply toward three year lows. Agricultural prices also fell sharply, with corn and soybean prices incurring double-digit losses.

Trading Style Analysis
Eighteen of the ACL Alternative's 20 managers were positive in October. All trading styles recorded gains. Trendfollowing was the main driver of performance making strong gains from the equity indices, FX and base metals sectors. Short exposure to equity indices and long USD exposure also proved profitable for short-term systematic strategies. Specialist FX managers made strong gains on EUR/JPY trading, while the weakening Norwegian krone was the most profitable contract for Value strategies. Macro strategies rounded off the positive month with most gains deriving from the fixed income sector.

ACL Alternative Program USD Share Class A
Cumulative Return - December 00 to October 08*


$3,300
$2,800
$2,300
$1,800
$1,300
$800
Current Value of $1,000 Invested in December 00 =
$2,852

** Figure for October 08 is estimated**

Correlation Table
(Monthly Returns from December-2000 to October-2008)

	ACL Alternative Program USD Share Class A	S&P 500	MSCI World (gross local)
ACL Alternative Program USD Share Class A	1.0	-0.3	-0.3
S&P 500		1.0	1.0
MSCI World (gross local)			1.0

Source S&P 500, MSCI World: Bloomberg

* *The ACL Alternative Program started on 1st December 2000 and was launched as a fund in January 2002*

ACL Alternative Program - Market Sector % Gross Trading P&L Attribution: October 08*


4.00%
3.50%
3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
-0.50%
-1.00%
Cumulative Gross Trading P&L
Currency - emerging markets
Currency - majors
Energy
Equity Indices
Grains
LT Financial
Meats
Metals - Base
Metals - Precious
Softs
ST Financial
Market Sector

The above graph shows gross figures, excluding interest and fees.

Fund Class	Inception Date	NAV	Bloomberg	Sedol
ACL Alternative Fund USD Share Class A	January 2002	238.51	ACLALTF BH	3122967
ACL Alternative Fund EUR Share Class A	July 2004	170.34	ACLALTE BH	N/A
ACL Alternative Fund GBP Share Class B	January 2006	152.49	ACLALTG BH	N/A
ACL Alternative Fund USD Share Class B	July 2006	144.10	ACLALTB BH	N/A

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

For further information in relation to this program, please contact the Product Support Team at Abbey Capital (email: productsupport@abbeycapital.com)

ACL Alternative Fund Limited
Daily asset value calculation
Summary

31-Oct-08

Submission of ACL Alternative Fund Ltd, file number 34999

Date	Unit Value	
30-Sep-08	211.46	Final
1-Oct-08	211.95	Final
2-Oct-08	217.24	Final
3-Oct-08	217.65	Final
6-Oct-08	227.16	Final
7-Oct-08	226.44	Final
8-Oct-08	228.99	Final
9-Oct-08	227.22	Final
10-Oct-08	232.27	Final
13-Oct-08	228.37	Final
14-Oct-08	226.60	Final
15-Oct-08	232.10	Final
16-Oct-08	234.45	Final
17-Oct-08	232.52	Final
20-Oct-08	231.58	Final
21-Oct-08	233.86	Final
22-Oct-08	239.41	Final
23-Oct-08	240.46	Final
24-Oct-08	244.23	Final
27-Oct-08	244.67	Final
28-Oct-08	242.33	Final
29-Oct-08	238.65	Final
30-Oct-08	238.59	Final
31-Oct-08	238.51	Final

Abbey Capital

1-2 Cavendish Row,
Dublin 1, Ireland

tel: 353-1-828 0400
fax: 353-1-828 0499
web: www.abbeycapital.com

ACL Alternative Fund Limited

Chancery Hall, 52 Reid Street, Hamilton, HM12, Bermuda

Shareholder Details

Shareholder Name:

Shareholder Address:

Abbey Capital Contact Details

Peter Carney

Telephone:	+353 1 828 0410
Fax:	+353 1 828 0499
E-mail	pcarney@abbeycapital.com

Fund's Change in Net Asset Value

	Amount
Net Asset Value, 30 June 2008	$940,732,289
Net Capital Activity during Period	$57,179,777
Net Income / (Loss)	-$47,581,999
Net Asset Value, 30 September 2008	$950,330,068
NAV per Share, 30 September 2008 - USD A Share Class	$211.46
NAV per Share, 30 September 2008 - Euro A Share Class	€150.33
NAV per Share, 30 September 2008 - GBP B Share Class	£135.46
NAV per Share, 30 September 2008 - USD B Share Class	$128.04

Oath

I hereby affirm that to the best of my knowledge and belief, the information contained in this statement is accurate and complete.

Tony Gannon
Chief Executive Officer
Abbey Capital Limited

Commodity Pool Operator:	Abbey Capital Limited
Commodity Pool:	ACL Alternative Fund Limited